UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

COHEN & COMPANY INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

19248U 105

(CUSIP Number)

Christopher Ricciardi

135 East 57th Street, 21st Floor

New York, New York 10022

(646) 673-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) , Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 8 Pages)

CUSIP NO. 19248U 105	SCHEDULE 13D	PAGE 2 OF 8 PAGES

1	NAME OF REPORTING PERSON Christopher Ricciardi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC; PF; 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,110,788
	8	SHARED VOTING POWER 411,788
	9	SOLE DISPOSITIVE POWER 1,108,382
	10	SHARED DISPOSITIVE POWER 411,788
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,522,576
12	CHECK BOX, IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 19248U 105	SCHEDULE 13D	PAGE 3 OF 8 PAGES

1	NAME OF REPORTING PERSON Stephanie Ricciardi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 361,388
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 361,388
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 361,388
12	CHECK BOX, IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 19248U 105	SCHEDULE 13D	PAGE 4 OF 8 PAGES

This Amendment No. 1 to Schedule 13D is filed to amend Items 2, 3, 4, 5, 6 and 7 to reflect changes to the Schedule 13D filed with the Securities and Exchange Commission on July 2, 2009 resulting from the completion on December 16, 2009 of the merger of Alesco Financial Holdings, LLC, a wholly owned subsidiary of Cohen & Company Inc. (the “Issuer”, formerly known as Alesco Financial Inc.), with and into Cohen Brothers, LLC (“Cohen Brothers”), with Cohen Brothers as the surviving entity (the “Business Combination”) pursuant to that certain Agreement and Plan of Merger, dated as of February 20, 2009 and amended on June 1, 2009, August 20, 2009 and September 30, 2009, by and among the Issuer, Alesco Financial Holdings, LLC and Cohen Brothers (the “Merger Agreement”). As a result of the Business Combination, Mr. Ricciardi acquired shares of Issuer common stock, par value $0.001 per share (“Common Stock”), as described more fully below. Mrs. Ricciardi did not acquire any shares of Common Stock in connection with the Business Combination. Immediately prior to the completion of the Business Combination, the Issuer completed a 1-for-10 reverse stock split of its shares of common stock, par value $0.001 per share (“Common Stock”).

Item 2.	Identity and Background.

This Item 2 is being supplemented to reflect that, as a result of the completion of the Business Combination, Mr. Ricciardi serves as President of the Issuer and Cohen Brothers and Chief Executive Officer of Cohen & Company Securities, LLC, a subsidiary of the Issuer.

Item 3.	Source and Amount of Funds or Other Consideration

This Item 3 is being supplemented as follows. Pursuant to the Merger Agreement, each Cohen Brothers Class A membership unit, together with one Cohen Brothers Class B membership unit, held by Mr. Ricciardi and The Christopher Ricciardi Irrevocable Retained Annuity Trust U/A/D January 16, 2008 (the “Trust”), of which Mr. Ricciardi may be deemed the beneficial owner as a result of his ability to re-acquire such units, entitled Mr. Ricciardi and the Trust to either (1) receive 0.57372 shares of Common Stock, or (2) retain 0.57372 recapitalized membership units in Cohen Brothers. Prior to the completion of the Business Combination, Mr. Ricciardi held 1,848,213 Cohen Brothers Class A membership units and 1,848,213 Cohen Brothers Class B membership units. Mr. Ricciardi elected to receive 1,060,356 shares of Common Stock in connection with the Business Combination. In addition, Mr. Ricciardi received 22,266 shares of Common Stock in connection with the dissolution of Cohen Financial Group, Inc. and the Business Combination.

Prior to the completion of the Business Combination, the Trust held 487,584 Cohen Brothers Class A membership units and 487,584 Cohen Brothers Class B membership units. The Trust elected to receive 11,291 shares of Common Stock in connection with the Business Combination.

Item 4.	Purpose of the Transaction.

Item 4 of this Schedule 13D is hereby amended and restated in its entirety as follows:

Mr. Ricciardi and Mrs. Ricciardi currently hold the shares of Common Stock set forth on this Schedule 13D (as amended) for investment purposes. Mr. Ricciardi and Mrs. Ricciardi intend from time to time to review their ownership position in the Issuer and may, based on such factors as they deems relevant, seek to acquire additional shares of Common Stock or other securities of the Issuer, dispose of shares of Common Stock or other securities of the Issuer (whether pursuant to a registered offering or otherwise), or take any of the actions set forth in items (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO. 19248U 105	SCHEDULE 13D	PAGE 5 OF 8 PAGES

Other than as listed above, Mr. Ricciardi and Mrs. Ricciardi have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.	Interest of Security Holders in the Issuer.

(a)–(b) Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

Number of Shares of Common Stock with Sole Voting Power

Christopher Ricciardi—1,110,788

Includes 2,406 restricted shares of Common Stock that have yet to vest under the Issuer’s equity incentive plan; 406 of such restricted shares will vest on January 31, 2010 and 2,000 of such restricted shares will vest, pro rata, in two installments on January 31, 2010 and April 30, 2010.

Includes 11,291 shares of Common Stock held by The Christopher Ricciardi Irrevocable Retained Annuity Trust U/A/D January 16, 2008 (the “Trust”), which Mr. Ricciardi may be deemed the beneficial owner of as a result of his ability to re-acquire such shares.

Stephanie Ricciardi—0

Number of Shares of Common Stock with Sole Dispositive Power

Christopher Ricciardi—1,108,382

Stephanie Ricciardi—0

Number of Shares of Common Stock with Shared Voting and Dispositive Power

Christopher Ricciardi—411,788

Stephanie Ricciardi—361,388

With respect to Mr. Ricciardi and Mrs. Ricciardi, these amounts include 3,750 shares of Common Stock held by The Ricciardi Family Foundation, of which Mr. Ricciardi and Mrs. Ricciardi may each be deemed a beneficial owner. Mr. Ricciardi and Mrs. Ricciardi disclaim any interest in these shares beyond each of their pecuniary interest therein. The Board of Directors of The Ricciardi Family Foundation is comprised of Christopher Ricciardi, Stephanie Ricciardi and Peter Ricciardi. Accordingly, Mr. Ricciardi and Mrs. Ricciardi may be deemed to share voting or dispositive power over such shares with each other and Mr. Peter Ricciardi. Mr. Peter Ricciardi, a U.S. citizen, is principal of Quaker Capital and has a business address at 57 Old Post Road, #2, Greenwich, CT 06830. During the last five years, Mr. Peter Ricciardi has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

With respect to Mr. Ricciardi and Mrs. Ricciardi, these amounts include 320,481 shares of Common Stock held jointly by Mr. Ricciardi and Mrs. Ricciardi.

CUSIP NO. 19248U 105	SCHEDULE 13D	PAGE 6 OF 8 PAGES

With respect to Mr. Ricciardi and Mrs. Ricciardi, these amounts include 37,157 shares of Common Stock held by Mrs. Ricciardi, of which Mr. Ricciardi may be deemed a beneficial owner.

With respect to Mr. Ricciardi only, his amount includes 50,400 shares of Common Stock held by Cohen Brothers, of which Mr. Ricciardi may be deemed to be a beneficial owner. Mr. Ricciardi disclaims any interest in the 50,400 these shares beyond his pecuniary interest therein. The Board of Managers of Cohen Brothers is comprised of Messrs. Ricciardi, Daniel G. Cohen, and Joseph W. Pooler, Jr. Mr. Ricciardi may be deemed to share voting or dispositive power with Messrs. Cohen and Pooler. Mr. Cohen, a U.S. citizen, is Chairman of the Board, Chief Executive Officer and Chief Investment Officer of the Issuer, and the Chairman of the Board of Managers and Chief Executive Officer of Cohen Brothers and has a business address at Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania 19104-2870. Mr. Pooler, a U.S. citizen, is Executive Vice President/Chief Financial Officer of the Issuer and Cohen Brothers and has the same business address as Mr. Cohen. During the last five years, Messrs. Cohen and Pooler have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Aggregate Number of Shares of Common Stock Beneficially Owned

Christopher Ricciardi—1,522,576

Stephanie Ricciardi—361,389

Percentage of Class Beneficially Owned

Christopher Ricciardi—14.8%

Stephanie Ricciardi—3.5%

The percentages used herein and elsewhere in this amendment are based on 10,343,345 shares of Common Stock outstanding, which represents the number of shares of Common Stock provided by the Issuer to Mr. and Mrs. Ricciardi for purposes of this amendment. Pursuant to Section 13(d)(4) of the Act, the calculation of the percentages for Mr. Ricciardi excluded from the denominator the 50,400 shares of Common Stock held by Cohen Brothers.

(c) Except as set forth in Item 3, there have been no transactions by Mr. Ricciardi or Mrs. Ricciardi in shares of Common Stock during the last 60 days.

(d) Not applicable.

(e) As a result of the completion of the Business Combination on December 16, 2009, Mrs. Ricciardi ceased to be subject to beneficial ownership filing requirements under Section 13 of the Act as her beneficial ownership of Common Stock is now below 5% of the shares of Common Stock presently outstanding.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of this Schedule 13D is hereby amended and restated in its entirety as follows:

As a result of the Business Combination, Cohen Brothers is a majority owned subsidiary of the Issuer. The Trust owns 268,445 recapitalized Cohen Brothers membership units (the “Trust Cohen Units”). As a result of

CUSIP NO. 19248U 105	SCHEDULE 13D	PAGE 7 OF 8 PAGES

the Business Combination and in accordance with the Cohen Brothers, LLC Amended and Restated Limited Liability Company Agreement (the “Operating Agreement”) and along with other members of Cohen Brothers other than the Issuer and Mr. Cohen, the Trust will have the right, on the six-month anniversary of the completion of the Business Combination, to require that Cohen Brothers redeem all or a portion of the Trust Cohen Units in exchange for cash, provided that the Issuer may, in its sole discretion, deliver shares of Common Stock to the Trust to satisfy Cohen Brothers redemption obligation. The Operating Agreement is filed herewith as Exhibit 1, and the description of the Operating Agreement contained herein is qualified in its entirety by reference to such Exhibit 1, which is incorporated herein by reference. The exchange ratio applicable to a redemption is currently one-to-one, but is subject to change upon the occurrence of (a) the issuance of additional Common Stock as a dividend or other distribution on outstanding Common Stock, (b) a subdivision of outstanding Common Stock into a greater number of Common Stock, or (c) a combination of outstanding Common Stock into a smaller number of Common Stock.

The amount of cash the Trust will be entitled to receive in connection with a cash redemption of the Trust Cohen Units will be equal to: (a) the number of the Trust Cohen Units tendered for redemption by the Trust, multiplied by (b) the exchange ratio, multiplied by (c) the value of a share of Common Stock at the time of redemption. The number of shares of Common Stock that the Trust may, in the Issuer’s sole discretion, receive in lieu of cash in connection with a redemption will equal (a) the number of the Trust Cohen Units tendered for redemption by the Trust, multiplied by (b) the exchange ratio.

In the event that the Trust and other members of Cohen Brothers notify the Issuer of their intention to have their Cohen Brothers membership units redeemed by the end of the six month redemption period, and the Issuer elects to issue Common Stock in lieu of cash for the redeemed Cohen Brothers membership units, then the Issuer has agreed, if it is then eligible to use Form S-3, to file a resale registration statement with the Securities and Exchange Commission with respect to the resale of those newly issued shares of Common Stock.

In addition, the information in Item 4 is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

1	Cohen Brothers, LLC Amended and Restated Limited Liability Company Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 17, 2009).

CUSIP NO. 19248U 105	SCHEDULE 13D	PAGE 8 OF 8 PAGES

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2009

/S/ CHRISTOPHER RICCIARDI
Christopher Ricciardi

/S/ STEPHANIE RICCIARDI
Stephanie Ricciardi